Amincor, Inc.
                     1350 Avenue of the Americas, 24th Floor
                            New York, New York 10019
                               Tel. # 347-821-3452

                                 August 25, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Caroline Kim

     Re: Amincor, Inc. Amendment No. 3 to Registration Statement on Form 10
         Filed May 18, 2011
         Form 10-Q for the Quarter Ended September 30, 2010
         Filed November 30, 2010
         Form 8-K
         Filed November 30, 2010
         Form 10-K for the Year Ended December 31, 2010
         Filed April 18, 2011
         File No. 0-49669

Dear Ms. Kim:

This letter supplements our letter dated August 8, 2011 with respect to the Commission's comments referenced above and responds to comments 8-20 inclusive relating to our Form 8-K filed November 30, 2010 and our Form 10-K for the year ended December 30, 2010 filed April 18, 2011. We have set forth below comments 8-20 in the Commissions June 15, 2011 letter and our responses to such comments.

Form 8-K filed January 26, 2011

General

8. We understand that on January 3, 2011, you acquired Environmental Testing Laboratories, Inc. and see that you filed a Form 8-K on January 26, 2011 to announce this acquisition. However, it appears you have not timely filed separate financial statements of Environmental Testing Laboratories, Inc., or the pro forma financial statements ordinarily required by Items 2.01 and
     9.01 of Form 8-K and Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-2


     Please read the general view concerning acquisitions of entities expressed in Rule 11- 01(d) of Regulation S-X and tell us how you concluded that you were not required to file financial statements of this entity to comply with the aforementioned guidance. If you determined that it is not significant please submit your underlying computations.

ANSWER

As noted in our Form 8-K filed January 26, 2011, Amincor acquired all of the business assets and assumed certain liabilities of Environmental Testing Laboratories, Inc. (ETL) pursuant to the provisions of the New York Uniform Commercial Code. Concurrently therewith Amincor assigned the business of ETL to Environmental Quality Services, Inc. a wholly owned subsidiary of Environmental Holding Corp. which is a wholly owned subsidiary of Amincor. We have concluded that we were not required to file financial statements of ETL as none of the three conditions of the significant subsidiary test (as per Rule 1-02(w)) have been met, and none of the three conditions exceeded 20% as per Rule 3-05 of Regulation S-X. Therefore, the acquisition has been deemed to be not significant and pro forma financial information is not required to be filed. The underlying computation for the foregoing is as follows:

On January 3, 2011, Environmental Testing Labs ("ETL") was acquired by Amincor.

ETL is a significant subsidiary, if any of these 3 following conditions are met:

1) If Amincor and other subsidiaries' investment in and advance to subsidiaries exceed 10% of the total assets of the registrant and its subsidiaries consolidated as of most recently completed fiscal year,

     Total 12/31/10 Amincor consolidated assets:                           80,418,000  x  10%    8,041,800
                                                                                                ----------

     Advances to ETL as of 12/31/10                                                                522,501
                                                                                                ----------

     CONDITION IS NOT MET

2) If Amincor and other subsidiaries proportionate share of the total assets of the subsidiary exceeds 10% of the total assets of the Company as of the most recently completed fiscal year,

     Total 12/31/10 Amincor consolidated assets:                           80,418,000  x  10%      8,041,800
                                                                                                  ----------

     Total ETL assets as of 12/31/10                                                                 921,042
                                                                                                  ----------

     CONDITION IS NOT MET

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-3



3) If Amincor and other subsidiaries equity in the income from continuing operations before income taxes et al exclusive of amounts attributable to non-controlling interests exceeds 10% of such income of the registrant.

     Total net loss before income taxes                                                           (7,543,000)

     Add: Net loss attributable to non-controlling interests                                         271,000

     Less: Net loss attributable to controlling interests - tax expense

                            Allocated of Tyree taxes of                   $   184,000

                            10.30%  1/1/10 - 10/18/10                             290  (15,058)

                            13.30%  10/19/10 - 12/31/10                            75  (5,028)       (20,086)
                                                                          -----------            -----------
                                    Total days                                    365

                                                                                                  (7,292,086)

                                                                                                       10.00%
                                                                                                 -----------

                                                                                                    (729,209)
                                                                                                 -----------

     Net loss of ETL for the year ended December 31, 2010                                           (325,000)
                                                                                                 -----------

     CONDITION IS NOT MET

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-4


Form 10-K for the Year Ended December 31, 2010

History of the Company, page 4

9. Expand your disclosure in the first paragraph to state that you were delinquent during the referenced period with regard to your Exchange Act reporting obligations. Make clear that your failure to file all required Exchange Act reports after you filed the Form 10-QSB for the period ended May 31, 2004 (on October 25, 2004) up through the time that you filed the Form 15 on June 2, 2008, constituted a deficiency for this purpose.

ANSWER

We do not believe that expanded disclosure as requested is required as we believe it is clear from this section that the Company was delinquent in its filings during the period from May 31, 2004 through the filing of the Form 15 on June 2, 2008 when it was a "shell" corporation. A statement that such failure "constitutes a deficiency for this purpose" is not relevant to the Company's current filings and might be potentially misleading as the Company was not a shell at the time of filing its Form 10 Registration Statement on August 4, 2010.

Intellectual Property / Brands, page 4

10. Clarify the scope of your "right, title and interest" to the trademark "Caffeine," and describe the significance of the trademark to your business. Also discuss whether you have made use of the trademark in any significant way.

ANSWER

We have amended the Form 10-K at page 5 as follows:

Amincor,  Inc. holds the right,  title and interest in the trademark  "Caffeine"
(in stylized form), which is registered with the United States Patent and Trademark Office under Registration Number 3918889 ("Caffeine TM"). The Caffeine TM was acquired by Capstone Business Credit, LLC pursuant to a foreclosure on the former owner of the trademark. Capstone Business Credit, LLC, subsequently assigned all of its right, title and interest in Caffeine TM to Amincor, Inc. The Caffeine TM is registered as a Category 25 trademark, which covers clothing, footwear and headgear. Although the Caffeine TM has been used in the production of some t-shirts, sweatshirts and other clothing apparel, the Caffeine TM has not be used in any significant way nor has the Caffeine TM produced material revenues for Amincor, Inc. and as of the date hereof, the Caffeine TM has only

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-5


minor significance in Amincor's overall portfolio of assets and operating businesses and the trademark has not been ascribed any value on the books of Amincor.

Selected Financial Data, page 30

11. We understand that Capstone took control of the assets of Tyree Holdings Corp. on January 18, 2008 and that neither Amincor, Inc. nor Tulare Holdings Corp had significant operations prior to this date. Please present five years of selected consolidated financial data to comply with Item 301(a) of Regulation S-K which includes historical information of Tyree Holdings Corp. as your predecessor.

ANSWER

There are inaccuracies in your understanding of the structure of Tyree Holdings Corp. ("Tyree"), Capstone, Amincor, Inc. ("Amincor") and Tulare Holdings, Inc. ("Tulare") and to characterize Tyree as a "predecessor" to Amincor is not an accurate reflection of the historical structure of the companies which is as follows: On January 18, 2008, Tyree acquired certain assets and assumed certain liabilities of Larry E. Tyree Co., and its affiliates, and began operating as an environmental services business. At the time, Tyree commenced operations in January 2008, Amincor (then Joning Corp.) was a dormant company with no present intention to file a Form 10 Registration Statement. Amincor acquired a majority interest in Tyree on October 18, 2010. Tulare, which was acquired by Amincor pursuant to a Share Exchange Agreement dated July 30, 2010, operated as a separate and district entity from Tyree throughout calendar years 2008, 2009 and through October 18, 2010.

Accordingly, Tyree was not a "predecessor" to Amincor nor were the operations of Tyree and Tulare combined prior to Tyree being acquired by Amincor in October 2010. When Tyree was acquired, Amincor was a smaller reporting company. Item 301
(a) of Regulation S-K does not apply to smaller reporting companies and accordingly five years of selected consolidated financial data are not required.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-6


Management's Discussion and Analysis of Financial Condition, page 31

General

12. Provide in this section all the information that Item 303 of Regulation S-K requires. For example, Item 303(a) states in pertinent part (emphasis added): "... the discussion shall focus on each relevant, reportable segment ... and on the registrant as a whole." In that regard, while you discuss individual segments, you do not provide a comprehensive discussion of your liquidity and capital resources. We note the related disclosure in the first sentence under the Risk Factor captioned "Amincor May Need Additional Capital" at page 18.

ANSWER

We have amended the Form 10-K at page 31 as follows:

CAPITAL RESOURCES

Since the beginning of the recession in 2008, the Company has not borrowed from any bank, finance company, other unrelated lender and has not received any private equity financing. Since that time, internally generated operating cash flows have been sufficient to meet the Company's business operating requirements. However, operating cash flows have not been sufficient to finance capital improvements or provide funds for the substantial marketing efforts necessary for growing the businesses. For example, an outlay of about $2,000,000 is required to complete the frozen donut line for BPI and another $1,500,000 is required to overhaul Masonry's block plant. Amincor intends to seek additional funds through public or private debt or equity financings for capital improvements and to grow its operating subsidiaries.

Baker's Pride Inc., page 33

13. We note that you present hypothetical annualized financial results for the year ended December 31, 2008 for purposes of discussing your operating and financial performance, based on your results for the period from August 28, 2008 through December 31, 2008. Unless you are able to show how your information represents a projection that is consistent with Item 10(b) of Regulation S-X, with details sufficient to understand the assumptions you have made and how these are supported by known facts and circumstances of the prior operations, you should replace this information with disclosure that focuses on the actual results of your operations to comply with Instruction 1 to paragraph 303(a) of Reg. S-K.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-7


ANSWER

We  presented  hypothetical  annualized  financial  results  for the year  ended
December 31, 2008 in an effort to explain what otherwise would have been a dramatic sales increase between 2008 and 2009. In compliance with your comment, we have amended our Form 10K and removed this pro-forma exhibit and have updated the MD&A for Baker's Pride to only discuss Baker's Pride's actual performance for the year ended December 31, 2008.

Epic Sports International, Inc., page 38

14. We note for purposes of discussing your operating and financial performance for the 2008 fiscal year you have combined financial and operating data of your predecessor from January 1, 2008 to September 17, 2008 and your successor for the year ended December 31, 2008. When events such as a material acquisition occur, we generally do not object to the presentation of a discussion of results of operation and financial condition that is based on pro forma financial information to supplement the discussion of historical financial results. Please revise your disclosures and use pro forma financial information that has been prepared in a format consistent with Article 11 of Regulation SX to facilitate the discussion of your results of operations for the fiscal year ended 2008. Any discussions based on pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements.

ANSWER

We presented hypothetical financial results for the year ended December 31, 2008 which included the performance of Epic's predecessor entity in an effort to explain what otherwise would have been a dramatic sales increase between 2008 and 2009. In compliance with your comment, we have amended our Form 10-K for the year ended December 31, 2010 and have updated the MD&A for Epic Sports International, Inc. to only discuss Epic Sports International, Inc.'s actual performance for the year ended December 31, 2008.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-8


Financial Statements

Statement of Shareholders' Equity, page F-7

15. We note your disclosures indicating that you issued 1,600 shares of common stock to James Fikkert, President of Tulare Frozen Foods, LLC during the year ended December 31, 2010. Please disclose the reasons for this issuance and the amount of compensation expense that you recorded.

ANSWER

We have amended the Statement of Shareholders' Equity at page F-7 with respect to the issuance of the shares of common stock to James Fikkert to read as follows:

"Issuance of common stock to the President of Tulare Holdings Inc. in consideration of his transfer of 100% of the outstanding stock of Tulare Holdings Inc."

16. We see that you recorded $38,977,000 of additional paid-in capital related to the contribution of real property acquired with the purchases of businesses during the year ended December 31, 2010. However, your disclosures indicate that your subsidiary businesses, Baker's Pride, Tyree Holdings Corp, Epic Sports international, and Masonry Supply Holdings Corp were all acquired in 2008 and 2009. Please identify the subsidiary businesses that relate to these properties and explain why these properties were not contributed upon acquisition.

ANSWER

We believe that you misunderstood the timing of the contribution of the real property and the acquisitions of our subsidiary businesses, Baker's Pride, Tyree Holdings Corp., Epic Sports International Inc. and Masonry Supply Holdings Corp. To clarify; throughout calendar years 2008 and 2009, the Capstone Funds, through their lenders, Capstone Business Credit, LLC and Capstone Capital Group I, LLC (the "Capstone Lenders") held secured debt positions with each of the predecessor entities of Baker's Pride, Tyree Holdings Corp., Epic Sports International Inc. and Imperia Masonry Supply Corp. In 2008 and 2009, the predecessor entities defaulted on their loans to the Capstone Lenders. The Capstone Lenders then exercised their rights as secured parties and acquired the assets of the predecessor entities including their real property and transferred those assets to the newly formed companies, Baker's Pride, Inc., Tyree Holdings Corp., Epic Sports International Inc. and Imperia Masonry Supply Corp. (the "New Companies"), respectively on behalf of the Capstone Funds. On December 31, 2009, the Capstone Funds converted their debt positions to equity positions in the New Companies. On October 18, 2010, Amincor, Inc. acquired the New Companies

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-9


pursuant to the respective share purchase agreements and additional paid in capital of $39,309,000 related to the contribution of real property of the New Companies was recorded for the year ended December 31, 2010 as follows:

Capstone Business Credit, LLC ("CBC") contributed the following assets to Amincor Other Assets, Inc., a wholly-owned subsidiary of Amincor, Inc.

             $12,363,000     real property and equipment
               6,575,000     assets held for sale (real property and equipment)
               6,180,000     mortgage receivables
                 522,000     equipment note receivable
             -----------
             $25,640,000
             ===========

These  contributed  assets were  assigned to the Company on December  31,  2009.
Subsequent to the assignment, the assets were serviced by CBC pursuant to a Transitional Services Agreement with the Company until the assets were contributed to the Company during 2010. These assets were not related to an operating subsidiary of Amincor, Inc.

In addition, during the first quarter of 2010, CBC and Capstone Capital Group I, LLC as related party lenders, exchanged approximately $12,424,000 of loans to the Company for additional equity and absorbed another $1,245,000 of the Company's debt for additional equity.

We have amended the statements of shareholders' equity and cash flows on pages F-7 and F-8 in the Form 10-K to reflect these changes.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17.  We  note  your  disclosures   indicating  that  you  changed  your  revenue
     recognition method associated with fixed and modified fixed price construction contracts from the completed contract method to the percentage of completion method in 2010. We also see that you have recorded a prior period adjustment to retained earnings for the impact caused by this change in accounting principle in your Statement of Stockholders' Equity for the year ended December 31, 2009. Please note that changes in accounting principle should be reported through retrospective application of the new principle to all prior periods presented to comply with FASB ASC paragraph 250-10-45-5. Please amend your financial statements to reflect retrospective application of your new accounting method and provide the related disclosures that comply with FASB ASC Section 250-10 or tell us why you believe this literature does not apply to you.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-10


ANSWER

The Company does not believe that it is practicable to retrospectively apply the new accounting principle

As per FASB ASC paragraph 250-10-45-5, an entity shall report a change in accounting principle through retrospective application of the newly adopted accounted principle, unless impracticable.

Per ASC paragraph 605-35-25-1, in accounting for contracts, the basic accounting policy decision is the choice between two GAAP methods: the percentage-of-completion method and the completed-contract method. Per ASC paragraph 605-35-25-56, the percentage-of-completion method depends on the ability to make reasonable dependable estimates, which relates to estimates of the extent of progress toward completion, contract revenues, and contract costs. Per paragraph ASC 605-35-25-57, the percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made. Per paragraph ASC 605-35-25-61, an entity using the percentage-of-completion method as its basic accounting policy shall use the completed-contract method for a single contract or a group of contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful.

We have made the determination that it was impracticable to utilize the percentage-of -completion method for the years ended December 31, 2009, and 2008 due to lack of reasonably dependable estimates. Information needed to prepare dependable estimates for these periods was not available. As per footnote 1 of our Form 10-K for the year ended December 31, 2010, as of January 1, 2010, Tyree had improved its ability to make estimates that were sufficiently dependable to justify its use, and therefore Tyree changed its method of revenue recognition to the preferable percentage-of-completion method.

Note 3 - Business Combinations, page F-16

18. We note your table on page F-16 indicates that you ascribed value to only inventory, intangible assets and goodwill in accounting for your acquisition of Baker's Pride, Inc. Please tell us why you did not ascribe value to any other assets as a result of this transaction. The absence of any typical accounts associated with businesses acquired should be clear.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-11


ANSWER

We did not ascribe value to any other assets as no other assets were acquired or liabilities assumed. Further, it should be noted that Baker's Pride had no records or other evidence that would indicate the ownership of any other assets.

Note 6 - Property Plant and Equipment, page F-18

19. We note that you report $6,575,000 as assets held for sale as of December 31, 2010. Your disclosures at Note 6 indicate that these assets relate to property and equipment of another business that was contributed to Amincor by the Capstone Funds. We also note your disclosures indicating that Capstone acquired these assets in the same manner as the other five entities that are being consolidated. Please address the following points:

     * Tell us when Capstone obtained the controlling interest in this business and when the assets were contributed to Amincor.

     * Explain why you did not report the contribution of these assets to Amincor in a separate Form 8-K under Item 2.01.

     * Clarify whether this business was still operating as of the balance sheet date and quantify the impacts that that this business had on your results of operations for each period presented.

     * Provide details on your sale of a portion of these assets during the first quarter of 2011, including the terms of the sale, the date(s) the assets were sold and any gain or loss recorded on the sale.

ANSWER

The $6,575,000 of assets held for sale reported as of December 31, 2010 related to various properties and equipment held on the books of Capstone Business Credit, LLC from December 31, 2009 until December 31, 2010, when Amincor, Inc. exercised its rights to these assets and the assets were contributed to Amincor Other Assets, Inc. a wholly owned subsidiary of Amincor, Inc. The assets were not related to an operating subsidiary of Amincor, Inc. and were not reported on a separate Form 8-K as the asset contribution was reflected in the December 31, 2010 financial statements of Amincor, Inc. Certain equipment was sold on February 22, 2011 for $3,085,000, and a certain property was sold on April 13, 2011 for approximately $480,000. These assets were reflected on the books of Amincor Other Assets, Inc. at their estimated fair market value. There were no gains or losses on the sales.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Caroline Kim
August 25, 2011
Page-12


Note 12 - Related Party Loans and Transactions, page F-23

20. We note that you report that your loans from related parties decreased from $13.5 million as of December 31, 2009 to $714,000 at December 31, 2010. However we do not see any debt payments or conversions to equity reflected in either your Statement of Cash Flows or Statement of Stockholders' Equity. Tell us how you accounted for the decrease in your loans from related parties during 2010.

ANSWER

The $13.5 million as of December 31, 2009 reflect loans that were assigned to Amincor, Inc. from Capstone Business Credit, LLC and Capstone Capital Group I, LLC ("CBC and CCGI") which were converted to equity in 2010. The $714,000 at December 31, 2010 reflects a loan balance for Baker's Pride, Inc. pursuant to a separate loan and security agreement with an affiliated lender. The $13.5 million of debt converted into equity was previously included in the $39 million in the caption "Contribution of Real Property acquired with the purchases of subsidiaries businesses".

We have amended the statements of shareholders' equity and cash flows on pages F-7 and F-8 in the Form 10-K to reflect these changes.

General Amendments to our Annual Report on Form 10-K/A

In addition to the responses to the Comments set forth above, we have made minor revisions for clarification purposes and we have corrected a few typographical errors.

The Company hereby acknowledges that:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,
                                    Amincor, Inc.


                                By: /s/ John R. Rice, III
                                   ----------------------------------
                                   John R. Rice, III, President